SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Conduent Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

206787103

(CUSIP Number)

Jesse Lynn, Esq.

Icahn Capital LP

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 206787103

1 NAME OF REPORTING PERSON

Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

0

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14 TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 10 to the Schedule 13D relating to the shares of common stock, $0.01 par value per share (the “Shares”), issued by Conduent Incorporated (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2017 (as previously amended, the “Schedule 13D”) to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On June 8, 2024, the Reporting Persons entered into a Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which the Reporting Persons agreed to sell to the Issuer an aggregate of 38,149,336 Shares, at a price of $3.47 per share (the closing price of the Issuer’s common stock on the Nasdaq Global Select Market on June 7, 2024, the last full trading day prior to the execution of the Purchase Agreement), for an aggregate repurchase price of approximately $132,378,196. On December 31, 2016, the Reporting Persons and the Issuer entered into a Joinder Agreement to join the Issuer to an agreement among Xerox Corporation, the Issuer’s former parent company, and the Reporting Persons dated as of January 28, 2016 (collectively, the “Settlement Agreement”), pursuant to which, among other things, Hunter Gary, Jesse A. Lynn and Steven Miller were appointed as designees of the Reporting Person to the board of directors of the Issuer. Pursuant to the Purchase Agreement, each of Messrs. Gary, Lynn and Miller have resigned from the Issuer’s board of directors and all committees thereof, effective automatically as of the closing of the transactions contemplated thereby.

Pursuant to the terms of the Purchase Agreement and effective upon the closing of the transactions contemplated thereby, the Issuer and the Icahn Parties (as such term is defined in the Purchase Agreement) mutually agreed to terminate the Settlement Agreement; provided, however, that the standstill provisions contained in the Settlement Agreement will remain in effect following the closing of the repurchase until the date that is thirty (30) days following the conclusion of the 2026 annual meeting of shareholders of the Company subject to certain modifications set forth therein.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed herewith as an exhibit and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a) and the first paragraph of Item 5(b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 0 Shares, representing approximately 0% of the Issuer’s outstanding Shares (based upon the 204,583,488 Shares stated to be outstanding as of April 30, 2024, by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024).

(b) As a result of the transaction described in Item 4, none of the Reporting Persons have any sole or shared, voting or dispositive power with respect to the Shares.

(c) Except as described in Item 4, no transactions in the Shares were effected within the past 60 days.

(e) As a result of the transactions reported in this Schedule 13D, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1. Purchase Agreement, dated June 8, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 10, 2024).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2024

ICAHN PARTNERS LP

ICAHN PARTNERS MASTER FUND LP

ICAHN ONSHORE LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By: /s/ Jesse A. Lynn

Name: Jesse A. Lynn

Title: Chief Operating Officer

BECKTON CORP.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page of Amendment No. 10 to Schedule 13D - Conduent Incorporated]